Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2025 and 2024 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR25002096

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of comprehensive income for the three-month and nine-month periods then ended, as well as the consolidated statements of changes in equity and of cash flows for the nine-month periods then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2025 and 2024, and of its consolidated financial performance for the three-month and nine-month periods then ended and its consolidated cash flows for the nine-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

November 7, 2025

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2025		December 31, 2024		September 30, 2024
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 6, 14 and 38)	$23,526,659	5	$36,259,689	6	$31,214,852	6
Financial assets at fair value through profit or loss (Note 7)	1,482	—	290	—	517	—
Hedging financial assets (Note 21)	6,275	—	1,133	—	—	—
Contract assets (Note 30)	8,052,300	2	8,401,343	2	7,444,080	1
Trade notes and accounts receivable, net (Notes 10 and 30)	26,520,593	5	26,025,696	5	23,085,802	5
Receivables from related parties (Note 38)	234,085	—	193,004	—	182,085	—
Inventories (Notes 11, 30, 39 and 40)	13,209,430	3	12,087,118	2	11,807,287	2
Prepayments (Note 12)	6,420,189	1	3,138,313	1	5,933,459	1
Other current monetary assets (Notes 13 and 38)	17,488,671	3	23,408,001	4	14,692,754	3
Incremental costs of obtaining contracts (Note 30)	338,581	—	339,172	—	339,055	—
Other current assets (Notes 20 and 39)	3,989,687	1	3,114,554	1	4,222,645	1

Total current assets	99,787,952	20	112,968,313	21	98,922,536	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,221,640	—	1,005,236	—	1,032,819	—
Financial assets at fair value through other comprehensive income (Note 8)	5,682,562	1	4,666,976	1	4,808,272	1
Financial assets at amortized cost (Note 9)	2,000,000	—	2,000,000	—	—	—
Investments accounted for using equity method (Note 15)	8,823,513	2	9,073,464	2	8,745,273	2
Contract assets (Note 30)	4,483,188	1	4,327,424	1	4,243,524	1
Property, plant and equipment (Notes 14, 16, 35, 38, 39 and 40)	283,739,631	55	289,840,144	55	283,083,272	56
Right-of-use assets (Notes 17 and 38)	11,055,176	2	10,912,329	2	11,001,831	2
Investment properties (Note 18)	12,303,927	3	12,301,719	2	11,642,246	2
Intangible assets (Notes 19 and 38)	61,373,411	12	66,283,202	12	67,857,608	14
Deferred income tax assets (Note 3)	1,729,228	—	1,661,402	—	2,054,672	—
Incremental costs of obtaining contracts (Note 30)	1,133,181	—	1,221,652	—	1,125,205	—
Net defined benefit assets (Note 3)	9,372,847	2	8,883,719	2	6,416,911	1
Prepayments (Notes 12 and 40)	5,737,876	1	4,461,017	1	4,144,143	1
Other noncurrent assets (Notes 20, 39 and 40)	4,651,424	1	4,885,230	1	4,544,478	1

Total noncurrent assets	413,307,604	80	421,523,514	79	410,700,254	81

TOTAL	$513,095,556	100	$534,491,827	100	$509,622,790	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Notes 14 and 22)	$755,000	—	$215,000	—	$430,000	—
Financial liabilities at fair value through profit or loss (Note 7)	68	—	—	—	1,080	—
Hedging financial liabilities (Note 21)	—	—	1,907	—	662	—
Contract liabilities (Notes 30 and 40)	19,010,040	4	16,300,986	3	16,238,717	3
Trade notes and accounts payable (Note 25)	13,471,366	3	17,742,532	3	12,379,605	2
Payables to related parties (Note 38)	121,245	—	480,401	—	196,470	—
Current tax liabilities (Note 3)	2,999,228	1	4,718,103	1	2,438,114	—
Lease liabilities (Notes 17, 35 and 38)	3,811,130	1	3,557,874	1	3,539,219	1
Other payables (Notes 26 and 35)	23,055,133	4	26,581,353	5	21,693,143	5
Provisions (Note 27)	437,013	—	441,801	—	308,999	—
Current portion of long-term liabilities (Notes 23, 24 and 39)	1,899,750	—	8,802,526	2	8,798,425	2
Other current liabilities	958,011	—	1,050,559	—	1,248,054	—

Total current liabilities	66,517,984	13	79,893,042	15	67,272,488	13

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,600,000	—	1,631,354	—	1,600,000	—
Bonds payable (Note 24)	23,287,336	5	21,689,326	4	21,688,442	5
Contract liabilities (Notes 30 and 40)	6,599,428	1	7,540,730	2	7,638,614	2
Deferred income tax liabilities (Note 3)	2,741,963	1	2,658,419	—	2,596,198	1
Provisions (Note 27)	318,779	—	534,684	—	501,057	—
Lease liabilities (Notes 17, 35 and 38)	7,225,607	1	7,333,503	2	7,456,843	1
Customers’ deposits (Note 38)	5,226,712	1	5,310,453	1	5,114,595	1
Net defined benefit liabilities (Note 3)	2,147,596	—	2,107,224	—	2,133,807	—
Other noncurrent liabilities	7,000,279	1	7,688,236	2	6,933,145	1

Total noncurrent liabilities	56,147,700	10	56,493,929	11	55,662,701	11

Total liabilities	122,665,684	23	136,386,971	26	122,935,189	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 14 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	172,120,952	34	171,587,279	32	171,572,234	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,675,419	—	2,675,419	1
Unappropriated earnings	45,570,881	9	54,953,379	10	44,148,475	9

Total retained earnings	125,820,765	25	135,203,263	25	124,398,359	25

Others	1,097,574	—	585,683	—	560,077	—

Total equity attributable to stockholders of the parent	376,613,756	74	384,950,690	72	374,105,135	74
NONCONTROLLING INTERESTS (Notes 14 and 29)	13,816,116	3	13,154,166	2	12,582,466	2

Total equity	390,429,872	77	398,104,856	74	386,687,601	76

TOTAL	$513,095,556	100	$534,491,827	100	$509,622,790	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$57,924,337	100	$55,613,476	100	$170,463,142	100	$164,672,680	100
OPERATING COSTS (Notes 11, 28, 30, 31 and 38)	36,412,454	63	35,207,760	63	105,570,809	62	102,948,193	63

GROSS PROFIT	21,511,883	37	20,405,716	37	64,892,333	38	61,724,487	37

OPERATING EXPENSES (Notes 10, 28, 31 and 38)
Marketing	6,418,454	11	6,294,507	11	18,969,991	11	18,416,022	11
General and administrative	1,785,161	3	1,662,723	3	5,373,339	3	4,979,880	3
Research and development	1,097,567	2	1,067,585	2	3,228,357	2	3,015,340	2
Expected credit loss (reversal of credit loss)	112,529	—	(4,385)	—	160,931	—	75,556	—

Total operating expenses	9,413,711	16	9,020,430	16	27,732,618	16	26,486,798	16

OTHER INCOME AND EXPENSES (Note 31)	2,005	—	(9,026)	—	8,219	—	(9,715)	—

INCOME FROM OPERATIONS	12,100,177	21	11,376,260	21	37,167,934	22	35,227,974	21

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 38)	180,894	—	173,554	—	694,718	—	568,319	1
Other income (Notes 31 and 38)	62,363	—	93,238	—	442,104	—	418,640	—
Other gains and losses (Notes 14, 15, 31, 37 and 38)	(52,773)	—	(108,599)	—	(40,503)	—	(202,750)	—
Interest expenses (Notes 17, 31 and 38)	(91,141)	—	(85,814)	—	(272,678)	—	(252,274)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 15)	58,554	—	40,463	—	95,767	—	63,658	—

Total non-operating income and expenses	157,897	—	112,842	—	919,408	—	595,593	1

INCOME BEFORE INCOME TAX	12,258,074	21	11,489,102	21	38,087,342	22	35,823,567	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,403,225	4	2,203,816	4	7,432,056	4	6,822,893	4

NET INCOME	9,854,849	17	9,285,286	17	30,655,286	18	29,000,674	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	(284,150)	—	(154,544)	—	753,466	—	86,254	—
Gain or loss on hedging instruments subject to basis adjustment (Note 21)	19,430	—	(763)	—	7,049	—	(618)	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	245	—	(1,646)	—	(552)	—	(407)	—

	(264,475)	—	(156,953)	—	759,963	—	85,229	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$161,071	—	$(21,603)	—	$(269,914)	—	$115,246	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	19,807	—	20,043	—	(3,576)	—	41,413	—

	180,878	—	(1,560)	—	(273,490)	—	156,659	—

Total other comprehensive income (loss), net of income tax	(83,597)	—	(158,513)	—	486,473	—	241,888	—

TOTAL COMPREHENSIVE INCOME	$9,771,252	17	$9,126,773	17	$31,141,759	18	$29,242,562	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,440,098	16	$9,005,006	16	$29,406,456	17	$28,216,292	18
Noncontrolling interests	414,751	1	280,280	1	1,248,830	1	784,382	—

	$9,854,849	17	$9,285,286	17	$30,655,286	18	$29,000,674	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,345,099	16	$8,843,774	16	$29,916,625	17	$28,423,830	18
Noncontrolling interests	426,153	1	282,999	1	1,225,134	1	818,732	—

	$9,771,252	17	$9,126,773	17	$31,141,759	18	$29,242,562	18

EARNINGS PER SHARE (Note 33)
Basic	$1.22		$1.16		$3.79		$3.64

Diluted	$1.22		$1.16		$3.78		$3.63

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 14, 21 and 29)
						Others
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income
			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 14 and 29)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)	—	(36,909,931)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(898,565)	(898,565)
Payment of unclaimed dividend	—	(123)	—	—	—	—	—	—	(123)	—	(123)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,904	—	—	—	—	—	—	62,904	(1,728)	61,176
Actual disposal of interests in subsidiaries	—	224,293	—	—	—	—	—	—	224,293	34,480	258,773
Net income for the nine months ended September 30, 2024	—	—	—	—	28,216,292	—	—	—	28,216,292	784,382	29,000,674
Other comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	353	121,595	86,208	(618)	207,538	34,350	241,888

Total comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	28,216,645	121,595	86,208	(618)	28,423,830	818,732	29,242,562

Changes in equities of subsidiaries	—	(3,926)	—	—	—	—	—	—	(3,926)	33,295	29,369

BALANCE, SEPTEMBER 30, 2024	$77,574,465	$171,572,234	$77,574,465	$2,675,419	$44,148,475	$(46,217)	$606,956	$(662)	$374,105,135	$12,582,466	$386,687,601

BALANCE, JANUARY 1, 2025	$77,574,465	$171,587,279	$77,574,465	$2,675,419	$54,953,379	$22,852	$563,605	$(774)	$384,950,690	$13,154,166	$398,104,856
Appropriation of 2024 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(38,787,232)	—	—	—	(38,787,232)	—	(38,787,232)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,094,115)	(1,094,115)
Unclaimed dividend	—	2,033	—	—	—	—	—	—	2,033	—	2,033
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	—	—	(6,128)	—	(6,128)
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	531,781	—	—	—	—	—	—	531,781	500,016	1,031,797
Net income for the nine months ended September 30, 2025	—	—	—	—	29,406,456	—	—	—	29,406,456	1,248,830	30,655,286
Other comprehensive income (loss) for the nine months ended September 30, 2025	—	—	—	—	(1,722)	(260,824)	765,666	7,049	510,169	(23,696)	486,473

Total comprehensive income (loss) for the nine months ended September 30, 2025	—	—	—	—	29,404,734	(260,824)	765,666	7,049	29,916,625	1,225,134	31,141,759

Changes in equities of subsidiaries	—	5,987	—	—	—	—	—	—	5,987	11,381	17,368
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	19,534	19,534

BALANCE, SEPTEMBER 30, 2025	$77,574,465	$172,120,952	$77,574,465	$2,675,419	$45,570,881	$(237,972)	$1,329,271	$6,275	$376,613,756	$13,816,116	$390,429,872

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$38,087,342	$35,823,567
Adjustments for:
Depreciation	25,050,161	24,658,206
Amortization	5,002,602	5,021,075
Amortization of incremental costs of obtaining contracts	709,247	670,972
Expected credit loss	160,931	75,556
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	75,282	125,526
Interest expense	272,678	252,274
Interest income	(694,718)	(568,319)
Dividend income	(280,667)	(239,908)
Compensation cost of share-based payment transactions	3,721	6,782
Share of profits of associates and joint ventures accounted for using equity method	(95,767)	(63,658)
Loss (gain) on disposal of property, plant and equipment	(8,219)	9,715
Gain on disposal of financial instruments	—	(1,073)
Loss on disposal of investments accounted for using equity method	2	—
Provision for impairment loss and obsolescence of inventory	54,684	63,286
Gain on disposal of subsidiaries	(15,290)	—
Others	(5,541)	14,062
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	180,976	(1,207,484)
Trade notes and accounts receivable	(685,351)	1,707,701
Receivables from related parties	(41,081)	(103,996)
Inventories	(1,183,517)	(349,808)
Prepayments	(3,074,612)	(2,864,919)
Other current assets	(877,429)	(1,400,386)
Other current monetary assets	(1,471,562)	(11,322)
Incremental cost of obtaining contracts	(620,185)	(984,900)
Increase (decrease) in:
Contract liabilities	1,775,128	2,228,563
Trade notes and accounts payable	(4,261,847)	(2,016,221)
Payables to related parties	(359,156)	(188,619)
Other payables	(2,029,372)	(1,625,974)
Provisions	(220,693)	(12,617)
Net defined benefit plans	(448,756)	(417,951)
Other current liabilities	(93,860)	275,702

Cash generated from operations	54,905,131	58,875,832
Interests paid	(311,543)	(288,396)
Income taxes paid	(9,136,858)	(8,830,588)

Net cash provided by operating activities	45,456,730	49,756,848

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(261,875)	$(312,780)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	6,431
Acquisition of financial assets at fair value through profit or loss	(296,841)	(128,018)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4,468
Acquisition of investments accounted for using equity method	(14,400)	(400,319)
Proceeds from disposal of investments accounted for using equity method	5,026	—
Net cash outflow from loss of control of subsidiaries	(8,664)	—
Acquisition of property, plant and equipment	(17,300,638)	(16,015,567)
Proceeds from disposal of property, plant and equipment	14,709	10,236
Acquisition of intangible assets	(90,630)	(137,447)
Acquisition of investment properties	(7,060)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(43,442,773)	(56,160,759)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	50,766,532	61,787,927
Decrease in other noncurrent assets	221,446	81,535
Increase in prepayments for leases	(1,485,418)	(1,042,629)
Interests received	687,104	605,270
Dividends received	563,740	570,622
Proceeds from profit distribution of financial assets at fair value through profit or loss	4,031	3,446

Net cash used in investing activities	(10,645,711)	(11,127,584)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,880,000	720,000
Repayment of short-term loans	(2,275,000)	(875,000)
Proceeds from issuance of bonds	3,500,000	—
Repayment of bonds payable	(8,800,000)	—
Payments for transaction costs attributable to the issuance of bonds	(4,985)	—
Repayment of long-term loans	(35,000)	—
Decrease in customers’ deposits	(75,303)	(205,489)
Payments for the principal of lease liabilities	(3,156,992)	(2,923,928)
Decrease in other noncurrent liabilities	(687,957)	(472,413)
Cash dividends paid	(38,787,232)	(36,909,931)
Partial disposal of interests in subsidiaries without a loss of control	—	258,773

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024
Cash dividends distributed to noncontrolling interests	$(1,078,594)	$(887,217)
Change in other noncontrolling interests	1,045,444	22,587
Unclaimed dividend (payment of unclaimed dividend)	2,033	(123)

Net cash used in financing activities	(47,473,586)	(41,272,741)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(70,463)	34,445

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,733,030)	(2,609,032)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,259,689	33,823,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,526,659	$31,214,852

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 7, 2025.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024. Please refer to the consolidated financial statements for the year ended December 31, 2024 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2025	December 31, 2024	September 30, 2024	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	—	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	70	70	70	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2025	December 31, 2024	September 30, 2024	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	57	63	63	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	50	50	50	f.
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	100	g.
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	100	h.
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2025	December 31, 2024	September 30, 2024	Note
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	100
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	International private leased circuit, IP VPN service, and ICT services	100	—	—	k.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.57% and 58.56% as of December 31, 2024 and September 30, 2025, respectively.

c.

Chunghwa controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 14(c) for details.

d.	CLPT issued new shares in July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% as of December 31, 2024.

e.

CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 63.49%, 63.45% and 56.69% as of September 30, 2024, December 31, 2024 and September 30, 2025, respectively.

f.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of December 31, 2024. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

h.	Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.

i.

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	CHTS established CHTM in June 2025 and obtained 100% ownership interest in CHTM. The investment capital was remitted in October 2025.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of September 30, 2025.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

c.	Loss of control of subsidiaries

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2024.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2026

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2025	December 31, 2024	September 30, 2024
Cash
Cash on hand	$322,378	$443,745	$446,732
Bank deposits	15,642,437	13,242,716	11,606,077

	15,964,815	13,686,461	12,052,809

Cash equivalents (with maturities of less than three months)
Commercial paper	4,866,946	16,887,390	12,162,589
Negotiable certificates of deposit	—	2,800,000	4,100,000
Time deposits	2,693,572	2,883,479	2,896,506
Stimulus vouchers	1,326	2,359	2,948

	7,561,844	22,573,228	19,162,043

	$23,526,659	$36,259,689	$31,214,852

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Bank deposits	0.00%~2.30%	0.00%~2.55%	0.00%~2.75%
Commercial paper	0.95%~1.45%	0.95%~1.56%	0.95%~1.54%
Negotiable certificates of deposit	—	1.55%~1.70%	1.50%~1.51%
Time deposits	0.01%~4.10%	0.01%~4.90%	0.01%~5.56%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2025	December 31, 2024	September 30, 2024
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$1,482	$290	$65
Non-derivatives
Listed stocks - domestic	—	—	452

	$1,482	$290	$517

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$630,947	$628,737	$617,728
Non-listed stocks - foreign	31,112	32,415	67,891
Limited partnership - domestic	496,374	307,327	308,063
Other investing agreements	63,207	36,757	39,137

	$1,221,640	$1,005,236	$1,032,819

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$68	$—	$1,080

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of September 30, 2025, Chunghwa invested $120,000 thousand.

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of September 30, 2025, Chunghwa invested $400,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2025
Forward exchange contracts—buy	NT$/USD	October 2025	NT$167,376/USD5,548
Forward exchange contracts—sell	USD/NT$	October 2025	USD300/NT$9,065
(Continued)

	Currency		Maturity Period	Contract Amount (In Thousands)
December 31, 2024
Forward exchange contracts—buy	NT$	/EUR	March 2025	NT$10,177/EUR300
Forward exchange contracts—buy	NT$	/USD	January 2025	NT$45,879/USD1,408
September 30, 2024
Forward exchange contracts—buy	NT$	/EUR	December 2024	NT$70,581/EUR2,000
Forward exchange contracts—buy	NT$	/USD	October 2024	NT$71,940/USD2,245
(Concluded)

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	September 30, 2025	December 31, 2024	September 30, 2024
Domestic investments
Listed and emerging stocks	$102,198	$126,013	$208,063
Non-listed stocks	4,767,094	3,873,647	3,910,698
Foreign investments
Non-listed stocks	813,270	667,316	689,511

	$5,682,562	$4,666,976	$4,808,272

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	September 30, 2025	December 31, 2024	September 30, 2024
Corporate bonds	$2,000,000	$2,000,000	$—

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2025	December 31, 2024	September 30, 2024
Trade notes and accounts receivable	$27,703,570	$27,168,306	$24,160,818
Less: Loss allowance	(1,182,977)	(1,142,610)	(1,075,016)

	$26,520,593	$26,025,696	$23,085,802

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	3%~67%	13%~84%	25%~91%	52%~96%	100%
Gross carrying amount	$18,113,384	$386,351	$300,435	$94,127	$39,162	$27,104	$605,651	$19,566,214
Loss allowance (lifetime ECL)	(49,986)	(27,261)	(32,572)	(31,279)	(31,448)	(23,216)	(605,651)	(801,413)

Amortized cost	$18,063,398	$359,090	$267,863	$62,848	$7,714	$3,888	$—	$18,764,801

(Continued)

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,253,167	$671,511	$26,805	$55,862	$2,706	$—	$275,884	$4,285,935
Loss allowance (lifetime ECL)	(2,645)	(33,576)	(2,681)	(16,759)	(1,352)	—	(275,884)	(332,897)

Amortized cost	$3,250,522	$637,935	$24,124	$39,103	$1,354	$—	$—	$3,953,038

(Concluded)

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

September 30, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~5%	1%~20%	3%~65%	12%~82%	23%~91%	31%~96%	100%
Gross carrying amount	$16,583,773	$361,091	$211,070	$84,972	$54,171	$33,543	$576,460	$17,905,080
Loss allowance (lifetime ECL)	(50,791)	(22,817)	(29,922)	(26,503)	(30,430)	(21,856)	(576,460)	(758,779)

Amortized cost	$16,532,982	$338,274	$181,148	$58,469	$23,741	$11,687	$—	$17,146,301

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,751,123	$149,094	$30,165	$19,931	$6,767	$298	$262,906	$3,220,284
Loss allowance (lifetime ECL)	(2,722)	(7,455)	(3,016)	(7,751)	(3,383)	(239)	(262,906)	(287,472)

Amortized cost	$2,748,401	$141,639	$27,149	$12,180	$3,384	$59	$—	$2,932,812

Note a:	Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2025	2024
Beginning balance	$1,142,610	$1,101,640
Add: Provision for credit loss	158,432	76,101
Less: Amounts written off	(118,065)	(102,725)

Ending balance	$1,182,977	$1,075,016

11.	INVENTORIES

	September 30, 2025	December 31, 2024	September 30, 2024
Merchandise	$4,375,708	$4,874,164	$3,992,057
Project in process	6,147,659	4,564,444	5,328,106
Work in process	136,899	268,570	152,083
Raw materials	215,466	221,856	192,899

	10,875,732	9,929,034	9,665,145
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	334,965	159,351	143,409

	$13,209,430	$12,087,118	$11,807,287

The operating costs related to inventories were $13,336,150 thousand (including the valuation loss on inventories of $40,648 thousand) and $37,487,694 thousand (including the valuation loss on inventories of $54,684 thousand) for the three months and nine months ended September 30, 2025, respectively. The operating costs related to inventories were $11,893,571 thousand (including the valuation loss on inventories of $27,565 thousand) and $35,100,378 thousand (including the valuation loss on inventories of $63,286 thousand) for the three months and nine months ended September 30, 2024, respectively.

As of September 30, 2025, December 31, 2024 and September 30, 2024, inventories of $2,333,698 thousand, $2,158,084 thousand and $2,142,142 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 30 and 40 for details.

12.	PREPAYMENTS

	September 30, 2025	December 31, 2024	September 30, 2024
Prepayments for leases—satellite (Note 40)	$4,614,610	$3,129,192	$2,771,747
Prepaid salary and bonus	2,465,461	4,556	2,479,090
Prepaid rents	1,569,852	1,761,848	1,839,597
Others	3,508,142	2,703,734	2,987,168

	$12,158,065	$7,599,330	$10,077,602

Current
Prepaid salary and bonus	$2,465,461	$4,556	$2,479,090
Prepaid rents	544,711	496,790	522,180
Others	3,410,017	2,636,967	2,932,189

	$6,420,189	$3,138,313	$5,933,459

Noncurrent
Prepayments for leases—satellite (Note 40)	$4,614,610	$3,129,192	$2,771,747
Prepaid rents	1,025,141	1,265,058	1,317,417
Others	98,125	66,767	54,979

	$5,737,876	$4,461,017	$4,144,143

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	September 30, 2025	December 31, 2024	September 30, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$14,250,053	$21,679,910	$12,998,224
Accrued custodial receipts	902,423	725,414	788,742
Others	2,336,195	1,002,677	905,788

	$17,488,671	$23,408,001	$14,692,754

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~4.47%	0.03%~5.10%	0.03%~5.10%

14.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2025	December 31, 2024	September 30, 2024
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
SENAO	$52,900	$79,344	$196,101	$243,988

CHPT	$177,754	$62,092	$459,183	$99,347

	Accumulated Noncontrolling Interests
	September 30, 2025	December 31, 2024	September 30, 2024
SENAO	$4,554,963	$4,683,629	$4,569,015
CHPT	5,584,383	5,305,195	5,090,657
Individually immaterial subsidiaries with noncontrolling interests	3,676,770	3,165,342	2,922,794

	$13,816,116	$13,154,166	$12,582,466

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2025	December 31, 2024	September 30, 2024
Current assets	$7,280,982	$6,737,556	$7,391,993
Noncurrent assets	3,590,568	3,675,523	3,307,773
Current liabilities	(4,242,042)	(3,549,249)	(3,936,661)
Noncurrent liabilities	(360,761)	(415,771)	(474,930)

Equity	$6,268,747	$6,448,059	$6,288,175

Equity attributable to the parent	$1,713,784	$1,764,430	$1,719,160
Equity attributable to noncontrolling interests	4,554,963	4,683,629	4,569,015

	$6,268,747	$6,448,059	$6,288,175

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenues and income	$7,963,586	$7,866,235	$22,962,977	$23,491,166
Costs and expenses	7,889,147	7,755,659	22,689,630	23,152,033

Profit for the period	$74,439	$110,576	$273,347	$339,133

Profit attributable to the parent	$21,539	$31,232	$77,246	$95,145
Profit attributable to noncontrolling interests	52,900	79,344	196,101	243,988

Profit for the period	$74,439	$110,576	$273,347	$339,133

Other comprehensive income (loss) attributable to the parent	$1,634	$3,185	$(7,480)	$11,369
Other comprehensive income (loss) attributable to noncontrolling interests	4,165	8,119	(19,062)	28,976

Other comprehensive income (loss) for the period	$5,799	$11,304	$(26,542)	$40,345

Total comprehensive income attributable to the parent	$23,173	$34,417	$69,766	$106,514
Total comprehensive income attributable to noncontrolling interests	57,065	87,463	177,039	272,964

Total comprehensive income for the period	$80,238	$121,880	$246,805	$379,478

	Nine Months Ended September 30
	2025	2024
Net cash flow from operating activities	$111,958	$1,016,024
Net cash flow from investing activities	4,839	(36,539)
Net cash flow from financing activities	(118,509)	(742,936)
Effect of exchange rate changes on cash and cash equivalents	(5)	50

Net cash inflow (outflow)	$(1,717)	$236,599

Dividends paid to noncontrolling interests	$306,040	$370,957

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2025	December 31, 2024	September 30, 2024
Current assets	$5,429,968	$4,936,011	$4,166,549
Noncurrent assets	4,039,828	4,222,292	4,249,868
Current liabilities	(969,550)	(1,079,055)	(663,537)
Noncurrent liabilities	(13,053)	(21,470)	(21,804)

Equity	$8,487,193	$8,057,778	$7,731,076

Equity attributable to CHI	$2,902,810	$2,752,583	$2,640,419
Equity attributable to noncontrolling interests	5,584,383	5,305,195	5,090,657

	$8,487,193	$8,057,778	$7,731,076

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenues and income	$1,252,245	$905,402	$3,644,440	$2,355,499
Costs and expenses	980,101	806,771	2,941,273	2,191,877

Profit for the period	$272,144	$98,631	$703,167	$163,622

Profit attributable to CHI	$94,390	$36,539	$243,984	$64,275
Profit attributable to noncontrolling interests	177,754	62,092	459,183	99,347

Profit for the period	$272,144	$98,631	$703,167	$163,622

Other comprehensive income (loss) attributable to CHI	$3,637	$(1,268)	$(6,164)	$3,536
Other comprehensive income (loss) attributable to noncontrolling interests	6,982	(2,434)	(11,834)	6,789

Other comprehensive income (loss) for the period	$10,619	$(3,702)	$(17,998)	$10,325

Total comprehensive income attributable to CHI	$98,027	$35,271	$237,820	$67,811
Total comprehensive income attributable to noncontrolling interests	184,736	59,658	447,349	106,136

Total comprehensive income for the period	$282,763	$94,929	$685,169	$173,947

	Nine Months Ended September 30
	2025	2024
Net cash flow from operating activities	$1,107,250	$316,055
Net cash flow from investing activities	(113,590)	(64,659)
Net cash flow from financing activities	(276,634)	(36,529)
Effect of exchange rate changes on cash and cash equivalents	(12,261)	11,777

Net cash inflow	$704,765	$226,644

Dividends paid to noncontrolling interests	$168,161	$10,780

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b)(c) for details. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased.

CLPT issued new shares in July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 34(d) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2025 and 2024 was as follows:

	Nine Months Ended September 30, 2025
	Not Participating in the Capital Increase of CHTSC	CHTSC Share-Based Payment	CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$1,031,797	$12,482	$1,165
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(500,016)	(15,836)	8,176

Differences arising from equity transactions	$531,781	$(3,354)	$9,341

			(Continued	)

	Nine Months Ended September 30, 2025
	Not Participating in the Capital Increase of CHTSC	CHTSC Share-Based Payment	CHIEF Share-Based Payment
Line items for equity transaction adjustments
Additional paid-in capital—arising from changes in equities of subsidiaries	$531,781	$(3,354)	$9,341

			(Concluded	)

	Nine Months Ended September 30, 2024
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
Cash consideration received from noncontrolling interests (Note)	$13,245	$9,342	$206,618	$52,155
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,650)	(12,863)	(19,150)	(15,330)

Differences arising from equity transactions	$(405)	$(3,521)	$187,468	$36,825

Line items for equity transaction adjustments
Additional paid-in capital—arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$187,076	$36,811

Additional paid-in capital—arising from changes in equities of subsidiaries	$(405)	$(3,521)	$392	$14

Note: The proceeds from the new shares issued in January 2024 by CHTSC have been received in advance in December 2023.

c.	Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,290 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains or losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST
Current assets
Cash and cash equivalents	$8,664
Contract assets	9,132
Trade notes and accounts receivable, net	9,148
Inventories	6,521
Others	6,631
Noncurrent assets
Property, plant and equipment	202
Right-of-use assets	3,369
Deferred income tax assets	1,645
Others	12,415
Current liabilities
Short-term loans	(65,000)
Contract liabilities	(7,376)
Trade notes and accounts payable	(9,036)
Others	(2,309)
Noncurrent liabilities
Customers’ deposits	(7,126)
Others	(1,704)

Net liabilities	$(34,824)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2025	December 31, 2024	September 30, 2024
Investments in associates	$8,814,430	$9,064,213	$8,735,947
Investment in joint venture	9,083	9,251	9,326

	$8,823,513	$9,073,464	$8,745,273

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2025	December 31, 2024	September 30, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,680,266	$3,950,922	$4,028,346

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	2,009,391	1,998,346	1,583,693
KingwayTek Technology Co., Ltd. (“KWT”)	256,721	278,967	267,887
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	607,325	573,275	547,601
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	444,886	313,467	423,874
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	379,949	379,357	297,362
WiAdvance Technology Corporation (“WATC”)	267,098	273,440	281,579
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	248,538	252,625	253,519
Taiwania Hive Technology Fund L.P. (“TWTF”)	239,488	276,180	281,855
So-net Entertainment Taiwan Limited (“So-net”)	145,224	192,968	200,625
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	128,797	151,241	157,526
Taiwan International Ports Logistics Corporation (“TIPL”)	125,855	133,836	122,309
Porrima Inc. (“PORRIMA”)	73,334	77,634	78,715
Imedtac Co., Ltd. (“IME”)	54,501	56,667	58,479
CHT Infinity Singapore Pte., Ltd. (“CISG”)	54,216	60,782	57,084
Click Force Co., Ltd. (“CF”)	46,731	51,011	52,133
AgriTalk Technology Inc. (“ATT”)	22,710	26,254	27,244
Baohwa Trust Co., Ltd. (“BHT”)	16,364	11,967	10,862
Gather Works Co., Ltd. (“GW”)	13,036	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	—	5,274	5,254
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	—	—	—

	5,134,164	5,113,291	4,707,601

	$8,814,430	$9,064,213	$8,735,947

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2025	December 31, 2024	September 30, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	46
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	16	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
Taiwania Hive Technology Fund L.P. (“TWTF”)	40	42	42
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Porrima Inc. (“PORRIMA”)	10	10	10
Imedtac Co., Ltd. (“IME”)	10	10	10
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	25
Gather Works Co., Ltd. (“GW”)	48	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	—	49	49
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	37	—	—

Summarized financial information of NCB was set out below:

	September 30, 2025	December 31, 2024	September 30, 2024
Assets	$62,980,622	$48,636,633	$41,603,098
Liabilities	(54,982,196)	(40,043,113)	(32,838,872)

Equity	$7,998,426	$8,593,520	$8,764,226

The percentage of ownership interest held by the Company	46.26%	46.26%	46.26%
Equity attributable to the Company	$3,700,072	$3,975,362	$4,054,331
Unrealized gain or loss from downstream transactions	(19,806)	(24,440)	(25,985)

The carrying amount of investment	$3,680,266	$3,950,922	$4,028,346

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net revenues	$111,417	$54,042	$191,124	$195,958

Net loss for the period	$(188,387)	$(204,538)	$(642,285)	$(582,667)
Other comprehensive income (loss)	28,578	18,445	47,191	(183)

Total comprehensive loss for the period	$(159,809)	$(186,093)	$(595,094)	$(582,850)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
The Company’s share of profits	$144,232	$133,579	$388,422	$328,702
The Company’s share of other comprehensive income (loss)	6,831	9,865	(25,959)	41,091

The Company’s share of total comprehensive income	$151,063	$143,444	$362,463	$369,793

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
SNI	$3,094,028	$3,838,161	$2,743,830

KWT	$833,148	$896,747	$873,851

CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025. The Company received the liquidation distribution of $5,026 thousand and recognized loss on disposal of $2 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

CHST was approved to end and dissolve its business in July 2025.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. In addition, KWT repurchased its stock from April 2025 to May 2025. Therefore, the Company’s ownership interest in KWT decreased to 22.58% and 22.78% as of December 31, 2024 and September 30, 2025, respectively.

The Company invested $14,400 thousand and obtained 48.00% ownership interest in GW in April 2025. GW mainly engages in film and drama IP development, copyright management and copyright sales.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested $288,405 thousand (USD 9,000 thousand) in TWTF in August 2024 and obtained 41.75% ownership interest. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of September 30, 2025. TWTF mainly engages in investment.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 16.24% as of September 30, 2024. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company participated in the capital increase of PORRIMA at the amount of $80,000 thousand in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company increased its investment in IME in higher proportion to the original shareholder percentage at the amount of $31,914 thousand in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00%. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore,

Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	September 30, 2025	December 31, 2024	September 30, 2024	September 30, 2025	December 31, 2024	September 30, 2024
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,083	$9,251	$9,326	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025. The liquidation of CHT SEA is still in process.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
The Company’s share of loss	$(75)	$(41)	$(168)	$(137)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(75)	$(41)	$(168)	$(137)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2025	December 31, 2024	September 30, 2024
Assets used by the Company	$278,027,165	$284,714,764	$276,930,430
Assets subject to operating leases	5,712,466	5,125,380	6,152,842

	$283,739,631	$289,840,144	$283,083,272

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	17,018	24,045	79,698	2,939	75,026	13,916,345	14,115,071
Disposal	(222)	—	(6,375)	(884,712)	(20,502,761)	(103,467)	(335,048)	—	(21,832,585)
Effect of foreign exchange differences	—	—	—	56	83,036	230	6,268	7,293	96,883
Others	(700,841)	11,066	75,487	387,805	13,133,152	86,405	661,836	(14,585,537)	(930,627)

Balance on September 30, 2024	$102,184,391	$1,720,302	$71,840,913	$10,572,025	$714,228,104	$4,035,768	$12,499,111	$15,275,288	$932,355,902

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expense	—	(25,701)	(1,082,713)	(563,249)	(19,070,430)	(93,338)	(617,266)	—	(21,452,697)
Disposal	—	—	6,375	884,234	20,497,943	102,922	321,160	—	21,812,634
Effect of foreign exchange differences	—	—	—	(51)	(48,985)	(275)	(3,768)	—	(53,079)
Others	—	—	209,139	(298)	(9,807)	(383)	(108,721)	—	89,930

Balance on September 30, 2024	$—	$(1,533,633)	$(34,151,011)	$(8,900,424)	$(597,763,270)	$(3,645,798)	$(9,431,336)	$—	$(655,425,472)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on September 30, 2024, net	$102,184,391	$186,669	$37,689,902	$1,671,601	$116,464,834	$389,970	$3,067,775	$15,275,288	$276,930,430

Cost
Balance on January 1, 2025	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589
Additions	—	—	80,248	76,821	152,930	1,180	100,782	15,368,969	15,780,930
Disposal	—	(1,186)	(387)	(607,553)	(9,490,648)	(348,310)	(266,722)	—	(10,714,806)
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	(2,009)	(3,213)	—	(5,222)
Effect of foreign exchange differences	—	—	—	(264)	(183,632)	(298)	(12,288)	(12,806)	(209,288)
Others	(555,505)	34,010	(59,393)	268,290	13,475,227	171,950	1,111,270	(15,100,602)	(654,753)

Balance on September 30, 2025	$101,790,526	$1,782,438	$74,198,545	$10,185,701	$722,306,922	$4,006,053	$13,609,952	$16,828,313	$944,708,450

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)
Depreciation expense	—	(37,134)	(1,132,880)	(496,343)	(19,274,605)	(136,165)	(651,033)	—	(21,728,160)
Disposal	—	1,186	387	607,499	9,488,798	348,310	262,136	—	10,708,316
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	2,009	3,011	—	5,020
Effect of foreign exchange differences	—	—	—	226	119,478	109	7,655	—	127,468
Others	—	—	32,176	(314)	762,689	(1,303)	(790,352)	—	2,896

Balance on September 30, 2025	$—	$(1,579,321)	$(35,821,684)	$(8,616,103)	$(606,578,248)	$(3,416,943)	$(10,668,986)	$—	$(666,681,285)

Balance on January 1, 2025, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Balance on September 30, 2025, net	$101,790,526	$203,117	$38,376,861	$1,569,598	$115,728,674	$589,110	$2,940,966	$16,828,313	$278,027,165

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the nine months ended September 30, 2025 and 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
(Continued)

Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years
(Concluded)

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	138	138
Others	(1,128,922)	150,389	(978,533)

Balance on September 30, 2024	$3,795,465	$4,281,558	$8,077,023

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expense	—	(56,432)	(56,432)
Others	—	(65,173)	(65,173)

Balance on September 30, 2024	$—	$(1,924,181)	$(1,924,181)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on September 30, 2024, net	$3,795,465	$2,357,377	$6,152,842

Cost
Balance on January 1, 2025	$3,104,874	$3,737,084	$6,841,958
Additions	—	127	127
Others	532,321	111,574	643,895

Balance on September 30, 2025	$3,637,195	$3,848,785	$7,485,980

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,716,578)	$(1,716,578)
Depreciation expense	—	(50,106)	(50,106)
Others	—	(6,830)	(6,830)

Balance on September 30, 2025	$—	$(1,773,514)	$(1,773,514)

Balance on January 1, 2025, net	$3,104,874	$2,020,506	$5,125,380

Balance on September 30, 2025, net	$3,637,195	$2,075,271	$5,712,466

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Year 1	$281,762	$305,357	$320,905
Year 2	172,221	197,780	216,091
Year 3	116,027	121,845	129,951
Year 4	81,618	92,431	94,032
Year 5	51,873	62,415	66,857
Onwards	107,733	136,567	173,110

	$811,234	$916,395	$1,000,946

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

17.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2025	December 31, 2024	September 30, 2024
Land and buildings
Handsets base stations	$7,739,861	$7,648,470	$7,668,373
Others	1,614,914	1,564,104	1,665,320
Equipment	1,700,401	1,699,755	1,668,138

	$11,055,176	$10,912,329	$11,001,831

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Additions to right-of-use assets			$3,622,272	$3,068,649

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$759,920	$756,725	$2,280,474	$2,249,304
Others	204,998	204,090	613,269	602,871
Equipment	115,114	87,755	344,422	263,371

	$1,080,032	$1,048,570	$3,238,165	$3,115,546

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2025 and 2024.

b.	Lease liabilities

	September 30, 2025	December 31, 2024	September 30, 2024
Lease liabilities
Current	$3,811,130	$3,557,874	$3,539,219
Noncurrent	7,225,607	7,333,503	7,456,843

	$11,036,737	$10,891,377	$10,996,062

Ranges of discount rates for lease liabilities were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~2.00%	0.37%~1.98%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 for details.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Expenses relating to low-value asset leases	$2,281	$2,846	$6,628	$7,235

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,924	$1,653	$5,362	$4,719

Total cash outflow for leases			$3,283,830	$3,030,014

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,894,977

Balance on September 30, 2024	$13,056,811

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(33,531)
Reclassification	(24,663)

Balance on September 30, 2024	$(1,414,565)

Balance on January 1, 2024, net	$9,805,463

Balance on September 30, 2024, net	$11,642,246

Cost
Balance on January 1, 2025	$13,592,694
Additions	7,060
Reclassification	30,235

Balance on September 30, 2025	$13,629,989

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(33,730)
Reclassification	(1,357)

Balance on September 30, 2025	$(1,326,062)

Balance on January 1, 2025, net	$12,301,719

Balance on September 30, 2025, net	$12,303,927

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2024 and 2023 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2025 and 2024 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Fair value	$41,496,818	$41,284,758	$35,492,590

Overall capital interest rate	1.47%~5.81%	1.47%~5.81%	1.43%~5.51%
Profit margin ratio	12%~20%	12%~20%	10%~20%
Discount rate	0%~10%	0%~10%	—
Capitalization rate	1.12%~2.13%	1.12%~2.13%	0.23%~2.28%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Year 1	$271,509	$274,163	$273,976
Year 2	236,609	247,997	246,991
Year 3	206,136	216,256	215,571
Year 4	196,344	192,062	184,618
Year 5	188,973	190,020	179,463
Onwards	1,168,348	1,306,456	1,229,287

	$2,267,919	$2,426,954	$2,329,906

19.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	133,672	—	3,775	137,447
Disposal	—	(202,904)	—	(7,440)	(210,344)
Effect of foreign exchange differences	—	107	—	54	161
Others	—	14,255	—	—	14,255

Balance on September 30, 2024	$109,963,431	$2,477,379	$291,206	$418,224	$113,150,240

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(4,792,604)	(205,789)	—	(22,682)	(5,021,075)
Disposal	—	202,904	—	7,440	210,344
					(Continued )

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Effect of foreign exchange differences	$—	$(56)	$—	$(33)	$(89)
Others	—	364	—	—	364

Balance on September 30, 2024	$(42,995,020)	$(1,956,673)	$(73,624)	$(267,315)	$(45,292,632)

Balance on January 1, 2024, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on September 30, 2024, net	$66,968,411	$520,706	$217,582	$150,909	$67,857,608

Cost
Balance on January 1, 2025	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659
Additions-acquired separately	—	88,135	—	2,495	90,630
Disposal	—	(166,626)	—	(1,256)	(167,882)
Effect of foreign exchange differences	—	(676)	—	(10)	(686)
Others	—	2,658	—	—	2,658

Balance on September 30, 2025	$109,963,431	$2,350,554	$291,206	$420,188	$113,025,379

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)
Amortization expenses	(4,792,604)	(191,351)	—	(18,647)	(5,002,602)
Disposal	—	166,626	—	1,256	167,882
Effect of foreign exchange differences	—	202	—	7	209

Balance on September 30, 2025	$(49,385,159)	$(1,901,798)	$(73,624)	$(291,387)	$(51,651,968)

Balance on January 1, 2025, net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Balance on September 30, 2025, net	$60,578,272	$448,756	$217,582	$128,801	$61,373,411

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	September 30, 2025	December 31, 2024	September 30, 2024
Spare parts	$2,676,658	$2,005,946	$2,955,635
Refundable deposits	1,909,876	2,161,983	2,002,643
Other financial assets	1,000,000	1,000,000	1,000,000
Others	3,054,577	2,831,855	2,808,845

	$8,641,111	$7,999,784	$8,767,123

			(Continued	)

	September 30, 2025	December 31, 2024	September 30, 2024
Current
Spare parts	$2,676,658	$2,005,946	$2,955,635
Others	1,313,029	1,108,608	1,267,010

	$3,989,687	$3,114,554	$4,222,645

Noncurrent
Refundable deposits	$1,909,876	$2,161,983	$2,002,643
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,741,548	1,723,247	1,541,835

	$4,651,424	$4,885,230	$4,544,478

			(Concluded	)

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2025

Hedging Instruments			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 297,544 /EUR 8,500	December 2025	$35.01	Hedging financial assets (liabilities)	$6,275	$—	$7,049

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(7,049)	$6,275	$—

December 31, 2024

Hedging Instruments		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$341,036 /EUR10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

September 30, 2024

Hedging Instruments			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 141,607 / EUR 4,000	December 2024	$35.40	Hedging financial assets (liabilities)	$—	$662	$(618)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$618	$(662)	$—

Nine months ended September 30, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item		Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$7,049	$—	—	$(5,660 Construction in progress and equipment to be accepted	)	$	— Other gains and losses

Nine months ended September 30, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(618)	$—	—	$4,591 Construction in progress and equipment to be accepted	$	— Other gains and losses

22.	SHORT-TERM LOANS

	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured bank loans	$755,000	$215,000	$430,000

The annual interest rates of bank loans were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured bank loans	1.76%~2.28%	1.82%~3.49%	1.82%~3.49%

23.	LONG-TERM LOANS

	September 30, 2025	December 31, 2024	September 30, 2024
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Unsecured bank loans	—	35,000	—
Less: Current portion	—	(3,646)	—

	$1,600,000	$1,631,354	$1,600,000

The annual interest rates of bank loans were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Secured bank loans	2.10%	2.09%	2.06%
Unsecured bank loans	—	2.22%	—

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, and interest was paid monthly. The loan was fully repaid in July 2025.

24.	BONDS PAYABLE

	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured domestic bonds	$25,200,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(12,914)	(11,794)	(13,133)

	25,187,086	30,488,206	30,486,867
Less: Current portion	(1,899,750)	(8,798,880)	(8,798,425)

	$23,287,336	$21,689,326	$21,688,442

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above
2025-1 (Sustainable Bond)	—	August 2025 to August 2030	3,500,000	1.73%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2025	December 31, 2024	September 30, 2024
Trade notes and accounts payable	$13,471,366	$17,742,532	$12,379,605

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	September 30, 2025	December 31, 2024	September 30, 2024
Accrued salary and compensation	$9,029,643	$10,721,819	$8,269,073
Accrued compensation to employees and remuneration to directors and supervisors	2,089,605	2,499,932	1,946,960
Amounts collected for others	1,861,617	1,706,744	1,620,636
Accrued maintenance costs	1,129,730	1,116,992	1,104,841
Payables to contractors	1,049,818	2,264,856	1,284,815
Payables to equipment suppliers	527,241	720,361	215,647
Others	7,367,479	7,550,649	7,251,171

	$23,055,133	$26,581,353	$21,693,143

27.	PROVISIONS

	September 30, 2025	December 31, 2024	September 30, 2024
Warranties	$261,521	$280,679	$230,178
Onerous contracts	256,833	266,755	167,830
Employee benefits	225,166	415,477	409,081
Others	12,272	13,574	2,967

	$755,792	$976,485	$810,056

Current	$437,013	$441,801	$308,999
Noncurrent	318,779	534,684	501,057

	$755,792	$976,485	$810,056

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2024	$237,873	$194,651	$387,082	$3,067	$822,673
Additional / (reversal of) provisions recognized	41,260	(26,821)	27,394	(100)	41,733
Used / forfeited during the period	(49,012)	—	(5,395)	—	(54,407)
Effect of foreign exchange differences	57	—	—	—	57

Balance on September 30, 2024	$230,178	$167,830	$409,081	$2,967	$810,056

Balance on January 1, 2025	$280,679	$266,755	$415,477	$13,574	$976,485
Additional / (reversal of) provisions recognized	50,036	(9,561)	30,364	2,558	73,397
Used / forfeited during the period	(69,102)	—	(220,675)	(3,860)	(293,637)
Effect of foreign exchange differences	(92)	(361)	—	—	(453)

Balance on September 30, 2025	$261,521	$256,833	$225,166	$12,272	$755,792

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2024 and 2023 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Operating costs	$79,608	$102,935	$240,598	$312,760
Marketing expenses	63,436	79,082	189,795	234,666
General and administrative expenses	15,470	18,588	45,702	54,490
Research and development expenses	7,314	8,256	21,457	24,254

	$165,828	$208,861	$497,552	$626,170

29.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2025	December 31, 2024	September 30, 2024
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2025, the outstanding ADSs were 189,383 thousand common stocks, which equaled 18,938 thousand units and represented 2.44% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2025 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Payment of unclaimed dividend	—	—	—	—	(123)	—	(123)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,904	—	—	—	—	62,904
Actual disposal of interests in subsidiaries	—	—	406	223,887	—	—	224,293
Changes in equities of subsidiaries	—	—	(3,926)	—	—	—	(3,926)

Balance on September 30, 2024	$147,329,386	$214,856	$2,141,207	$1,211,494	$27,213	$20,648,078	$171,572,234

Balance on January 1, 2025	$147,329,386	$223,835	$2,145,041	$1,211,494	$29,445	$20,648,078	$171,587,279
Unclaimed dividend	—	—	—	—	2,033	—	2,033
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	(6,128)
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	531,781	—	—	—	531,781
Changes in equities of subsidiaries	—	—	5,987	—	—	—	5,987

Balance on September 30, 2025	$147,329,386	$217,707	$2,682,809	$1,211,494	$31,478	$20,648,078	$172,120,952

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2024 and 2023 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2025 and May 31, 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023
Reversal of special reserve	$—	$(223,084)
Cash dividends	38,787,232	36,909,931	$5.000	$4.758

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2025	2024
Beginning balance	$563,605	$520,748
Recognized for the period
Unrealized gain or loss
Equity instruments	742,655	87,065
Share of profits (loss) of associates and joint ventures accounted for using equity method	23,011	(857)

Ending balance	$1,329,271	$606,956

e.	Noncontrolling interests

	Nine Months Ended September 30
	2025	2024
Beginning balance	$13,154,166	$12,596,252
Shares attributed to noncontrolling interests
Net income for the period	1,248,830	784,382
Exchange differences arising from the translation of the foreign operations	(16,096)	6,957
Unrealized gain or loss on financial assets at FVOCI	10,811	(811)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(18,411)	28,204
Cash dividends distributed by subsidiaries	(1,094,115)	(898,565)
Loss of control of subsidiaries (Note 14)	19,534	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,728)
Actual disposal of interests in subsidiaries	—	34,480
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	500,016	—
Net increase in noncontrolling interests	11,381	33,295

Ending balance	$13,816,116	$12,582,466

30.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenue from contracts with customers	$57,321,629	$55,001,703	$168,615,562	$162,820,518

Other revenues
Government grants income	322,029	271,051	1,036,110	838,290
Rental income	223,323	292,071	651,862	870,489
Others	57,356	48,651	159,608	143,383

	602,708	611,773	1,847,580	1,852,162

	$57,924,337	$55,613,476	$170,463,142	$164,672,680

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2024 for details.

a.	Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.	Contract balances

	September 30, 2025	December 31, 2024	September 30, 2024	January 1, 2024
Trade notes and accounts receivable (Note 10)	$26,520,593	$26,025,696	$23,085,802	$24,841,995

Contract assets
Products and service bundling	$10,598,390	$10,445,758	$10,081,628	$9,297,181
Others	1,964,114	2,306,854	1,629,010	1,205,973
Less: Loss allowance	(27,016)	(23,845)	(23,034)	(21,282)

	$12,535,488	$12,728,767	$11,687,604	$10,481,872

Current	$8,052,300	$8,401,343	$7,444,080	$6,713,227
Noncurrent	4,483,188	4,327,424	4,243,524	3,768,645

	$12,535,488	$12,728,767	$11,687,604	$10,481,872

Contract liabilities
Telecommunications business	$13,624,294	$13,931,238	$14,041,785	$14,015,949
Project business	9,667,908	8,014,350	7,958,963	6,654,364
Advance house and land receipts (Notes 11 and 40)	1,226,571	1,064,150	978,878	459,697
Others	1,090,695	831,978	897,705	518,758

	$25,609,468	$23,841,716	$23,877,331	$21,648,768

Current	$19,010,040	$16,300,986	$16,238,717	$14,088,416
Noncurrent	6,599,428	7,540,730	7,638,614	7,560,352

	$25,609,468	$23,841,716	$23,877,331	$21,648,768

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2025	December 31, 2024	September 30, 2024
Current
Incremental costs of obtaining contracts	$338,581	$339,172	$339,055

Noncurrent
Incremental costs of obtaining contracts	$1,133,181	$1,221,652	$1,125,205

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months and nine months ended September 30, 2025 were $237,556 thousand and $709,247 thousand, respectively. Amortization expenses for the three months and nine months ended September 30, 2024 were $234,292 thousand and $670,972 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Gain (loss) on disposal of property, plant and equipment, net	$2,005	$(9,026)	$8,219	$(9,715)

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Dividend income	$5,183	$4,943	$280,667	$239,908
Rental income	19,124	19,491	57,412	56,067
Others	38,056	68,804	104,025	122,665

	$62,363	$93,238	$442,104	$418,640

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$9,906	$(53,079)	$(75,282)	$(125,526)
Foreign currency exchange gain (loss), net	(57,434)	(51,593)	30,474	(76,225)
Gain on disposal of financial instruments, net	—	—	—	1,073
Gain on disposal of subsidiaries	—	—	15,290	—
Loss on disposal of investments accounted for using equity method	(2)	—	(2)	—
Others	(5,243)	(3,927)	(10,983)	(2,072)

	$(52,773)	$(108,599)	$(40,503)	$(202,750)

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Interest on bonds payable	$39,372	$41,909	$123,318	$125,840
Interest on lease liabilities	39,099	33,274	114,848	94,132
Interest paid to financial institutions	12,507	10,627	33,836	31,623
Others	163	4	676	679

	$91,141	$85,814	$272,678	$252,274

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Contract assets	$2,759	$(482)	$3,171	$1,752

Trade notes and accounts receivable	$104,313	$(6,501)	$158,432	$76,101

Other receivables	$5,457	$2,598	$(672)	$(2,297)

Inventories	$40,648	$27,565	$54,684	$63,286

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Property, plant and equipment	$7,250,699	$7,148,174	$21,778,266	$21,509,129
Right-of-use assets	1,080,032	1,048,570	3,238,165	3,115,546
Investment properties	11,272	11,212	33,730	33,531
Intangible assets	1,666,854	1,676,163	5,002,602	5,021,075
Incremental costs of obtaining contracts	237,556	234,292	709,247	670,972

Total depreciation and amortization expenses	$10,246,413	$10,118,411	$30,762,010	$30,350,253

Depreciation expenses summarized by functions
Operating costs	$7,798,382	$7,668,878	$23,407,279	$23,056,260
Operating expenses	543,621	539,078	1,642,882	1,601,946

	$8,342,003	$8,207,956	$25,050,161	$24,658,206

Amortization expenses summarized by functions
Operating costs	$1,859,688	$1,860,173	$5,578,542	$5,545,850
Marketing expenses	24,065	24,236	71,176	67,002
General and administrative expenses	15,041	16,216	40,825	47,404
Research and development expenses	5,616	9,830	21,306	31,791

	$1,904,410	$1,910,455	$5,711,849	$5,692,047

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Post-employment benefit
Defined contribution plans	$305,377	$270,872	$897,824	$790,731
Defined benefit plans	165,828	208,861	497,552	626,170

	471,205	479,733	1,395,376	1,416,901

Share-based payment
Equity-settled share—based payment	1,395	2,153	3,721	6,782

Other employee benefit (Note)	12,282,321	11,772,188	36,648,142	34,860,996

Total employee benefit expenses	$12,754,921	$12,254,074	$38,047,239	$36,284,679

Summary by functions
Operating costs	$5,886,456	$5,709,537	$17,620,090	$16,927,710
Operating expenses	6,868,465	6,544,537	20,427,149	19,356,969

	$12,754,921	$12,254,074	$38,047,239	$36,284,679

Note: Other	employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 31, 2024, the distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no more than 0.17%. According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2024 and 2023 approved by the Board of Directors on February 26, 2025 and February 23, 2024, respectively, were as follows:

	Cash
	2024	2023
Compensation distributed to the employees	$1,931,610	$1,522,481
Remuneration paid to the directors	40,440	39,797

There was no difference between the initial accrued amounts recognized in 2024 and 2023 and the amounts approved by the Board of Directors in 2025 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Current tax
Current tax expenses recognized for the period	$2,356,279	$2,217,676	$7,413,607	$6,832,853
Income tax on unappropriated earnings	—	20	19,042	5,620
Income tax adjustments on prior years	4,685	(49,765)	(19,762)	(200,118)
Others	3,691	3,549	3,879	3,518

	2,364,655	2,171,480	7,416,766	6,641,873

Deferred tax
Deferred tax expenses recognized for the period	38,570	31,586	15,229	184,245
Income tax adjustments on prior years	—	750	61	(3,225)

	38,570	32,336	15,290	181,020

Income tax recognized in profit or loss	$2,403,225	$2,203,816	$7,432,056	$6,822,893

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa and HHI have been examined by the tax authorities through 2022. Income tax returns of SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHI, CHPT, NavCore, TestPro, SFD, CLPT, CHTSC, IISI and UTC have been examined by the tax authorities through 2023.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,440,098	$9,005,006	$29,406,456	$28,216,292
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(421)	(294)	(2,783)	(1,713)

Net income used to compute the diluted earnings per share	$9,439,677	$9,004,712	$29,403,673	$28,214,579

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	3,863	3,716	14,586	13,915

Weighted average number of common stocks used to compute the diluted earnings per share	7,761,310	7,761,163	7,772,033	7,771,362

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

CHIEF did not recognize any compensation costs for stock options for the nine months ended September 30, 2025. The compensation costs for stock options for the three months and nine months ended September 30, 2024 were $816 thousand and $2,448 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2024; therefore, the exercise price changed from $171.70 to $166.50 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2025 and 2024 was as follows:

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	7	$166.50	93	$171.70
Options exercised	(7)	166.50	—	—

Options outstanding at end of the period	—	—	93	166.50

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	—		1.12

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	New shares reserved for subscription by employees under capital increase of CHTSC

On June 25, 2025, the Board of Directors of CHTSC approved the capital increase to issue 3,683 thousand shares and simultaneously reserved 552 thousand shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of CHTSC authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-based Payment”. The fair value of CHTSC’s options granted to employees was $1.03 per share. The compensation costs for stock options for the three months and nine months ended September 30, 2025 were both $569 thousand.

CHTSC used the fair value method to evaluate the options granted to employees on August 20, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on August 20, 2025
Grant-date share price (NT$)	$216.96
Exercise price (NT$)	$238.00
Dividend yield	—
Risk-free interest rate	0.97%
Expected life	0.038 years
Expected volatility	39.95%
Weighted average fair value of grants (NT$)	$1.03

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

CHTSC did not recognize any compensation costs for stock options for the three months ended September 30, 2025. The compensation costs for stock options for the three months ended September 30, 2024 were $194 thousand. The compensation costs for stock options for the nine months ended June 30, 2025 and 2024 were $89 thousand and $583 thousand, respectively.

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2025 and 2024 was as follows:

	Nine Months Ended September 30, 2025
	Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	655	$19.085
Options exercised	(649)	19.085

Options outstanding at end of the period	6	19.085

Options exercisable at end of the period	2	19.085

Weighted average remaining contractual life (years)	0.39

	Nine Months Ended September 30, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(694)	19.085	(5)	19.085
Options forfeited	(165)	—	(5)	—

Options outstanding at end of the period	660	19.085	30	19.085

Options exercisable at end of the period	10	19.085	15	19.085

Weighted average remaining contractual life (years)	1.39		0.22

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended September 30, 2025 and 2024 were $826 thousand and $1,143 thousand, respectively. The compensation costs for stock options for the nine months ended September 30, 2025 and 2024 were $3,063 thousand and $3,751 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in October 2024; therefore, the exercise price changed from $14.40 to $13.30 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the nine months ended September 30, 2025 and 2024 was as follows:

	Nine Months Ended September 30, 2025
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	750	$14.10	220	$14.10	25	$13.30
Options forfeited	—	—	—	—	(25)	—

Options outstanding at end of the period	750	14.10	220	14.10	—	—

Options exercisable at end of the period	375	14.10	220	14.10	—	—

Weighted average remaining contractual life (years)	1.99		0.67		—

	Nine Months Ended September 30, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	755	$15.30	440	$15.30	440	$14.40
Options exercised	—	—	(220)	15.30	(415)	14.40

Options outstanding at end of the period	755	15.30	220	15.30	25	14.40

Options exercisable at end of the period	—	—	—	—	25	14.40

Weighted average remaining contractual life (years)	2.99		1.67		0.41

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Nine Months Ended September 30
	2025	2024
Additions of property, plant and equipment	$15,781,057	$14,115,209
Changes in other payables	1,519,581	1,900,358

Payments for acquisition of property, plant and equipment	$17,300,638	$16,015,567

Financing Activities

	Balance on January 1, 2025	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operating Activities —	Balance on September 30, 2025
			New Leases	Others	Interest Paid
Lease liabilities	$10,891,377	$(3,156,992)	$3,622,272	$(205,072)	$(114,848)	$11,036,737

	Balance on January 1, 2024	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operating Activities —	Balance on September 30, 2024
			New Leases	Others	Interest Paid
Lease liabilities	$10,975,181	$(2,923,928)	$3,068,649	$(29,708)	$(94,132)	$10,996,062

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	September 30, 2025		December 31, 2024		September 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$2,023,316	$2,000,000	$2,002,268	$—	$—

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$25,187,086	$25,195,428	$30,488,206	$30,485,103	$30,486,867	$30,480,904

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

September 30, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,482	$—	$1,482
Non-listed stocks	—	—	662,059	662,059
Limited partnership	—	—	496,374	496,374
Other investing agreements	—	—	63,207	63,207

	$—	$1,482	$1,221,640	$1,223,122

Financial assets at FVOCI
Listed and emerging stocks	$102,198	$—	$—	$102,198
Non-listed stocks	—	—	5,580,364	5,580,364

	$102,198	$—	$5,580,364	$5,682,562

Hedging financial assets	$—	$6,275	$—	$6,275

Financial liabilities at FVTPL
Derivatives	$—	$68	$—	$68

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$290	$—	$290
Non-listed stocks	—	—	661,152	661,152
Limited partnership	—	—	307,327	307,327
Other investing agreements	—	—	36,757	36,757

	$—	$290	$1,005,236	$1,005,526

Financial assets at FVOCI
Listed and emerging stocks	$126,013	$—	$—	$126,013
Non-listed stocks	—	—	4,540,963	4,540,963

	$126,013	$—	$4,540,963	$4,666,976

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

September 30, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$65	$—	$65
Listed stocks	452	—	—	452
Non-listed stocks	—	—	685,619	685,619
Limited partnership	—	—	308,063	308,063
Other investing agreements	—	—	39,137	39,137

	$452	$65	$1,032,819	$1,033,336

Financial assets at FVOCI
Listed and emerging stocks	$208,063	$—	$—	$208,063
Non-listed stocks	—	—	4,600,209	4,600,209

	$208,063	$—	$4,600,209	$4,808,272

Financial liabilities at FVTPL
Derivatives	$—	$1,080	$—	$1,080

Hedging financial liabilities	$—	$662	$—	$662

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2025 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

Nine months ended September 30, 2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$1,005,236	$4,540,963	$5,546,199
Acquisition	296,841	262,120	558,961
Recognized in profit or loss under “Other gains and losses”	(76,406)	—	(76,406)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	777,281	777,281
Proceeds from profit distribution of the investees	(4,031)	—	(4,031)

Balance on September 30, 2025	$1,221,640	$5,580,364	$6,802,004

Unrealized gain or loss for the nine months ended September 30, 2025	$(76,406)

Nine months ended September 30, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	124,623	312,780	437,403
Recognized in profit or loss under “Other gains and losses”	(124,059)	—	(124,059)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	121,840	121,840
Proceeds from capital reduction of the investees and profit distribution	(3,446)	(3,105)	(6,551)

Balance on September 30, 2024	$1,032,819	$4,600,209	$5,633,028

Unrealized gain or loss for the nine months ended September 30, 2024	$(124,059)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	September 30, 2025	December 31, 2024	September 30, 2024
Discount for lack of marketability	10.00%~30.00%	20.00%~30.00%	13.84%~20.00%
Noncontrolling interests discount	10.00%~29.04%	15.00%~29.04%	15.00%~25.00%
Growth rate of long-term revenue	1.33%	0.12%	0.12%
Discount rate	7.94%~10.80%	8.32%~14.40%	8.18%~14.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	September 30, 2025	September 30, 2024
Discount for lack of marketability
5% increase	$(65,808)	$(64,782)

5% decrease	$65,808	$64,782

Noncontrolling interests discount
5% increase	$(55,184)	$(50,981)

5% decrease	$55,184	$50,981

Growth rate of long-term revenue
0.1% increase	$42,010	$31,620

0.1% decrease	$(41,234)	$(31,060)

Discount rate
1% increase	$(482,569)	$(372,711)

1% decrease	$592,812	$452,054

Categories of Financial Instruments

	September 30, 2025	December 31, 2024	September 30, 2024
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,223,122	$1,005,526	$1,033,336
Hedging financial assets	6,275	1,133	—
Financial assets at amortized cost (Note a)	72,679,884	91,048,373	72,178,136
Financial assets at FVOCI	5,682,562	4,666,976	4,808,272
Financial liabilities
Measured at FVTPL
Held for trading	$68	$—	$1,080
Hedging financial liabilities	—	1,907	662
Financial liabilities at amortized cost (Note b)	58,297,294	69,231,194	61,684,647

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other noncurrent assets).

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 42 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Assets
USD	$1,482	$263	$—
EUR	6,275	1,160	65
Liabilities
USD	68	—	951
EUR	—	1,907	791

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2025	2024
Profit or loss
Monetary assets and liabilities (a)
USD	$89,374	$50,461
EUR	(41,192)	(44,363)
SGD	(18,979)	(37,515)
RMB	1,173	8,389
Derivatives (b)
USD	7,989	3,552
EUR	—	3,538
Equity
Derivatives (c)
EUR	15,202	7,076

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Fair value interest rate risk
Financial assets	$25,205,797	$47,562,672	$33,406,988
Financial liabilities	36,223,823	41,444,583	41,547,929
Cash flow interest rate risk
Financial assets	14,739,532	12,949,846	10,667,961
Financial liabilities	2,355,000	1,785,000	1,965,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $30,961 thousand and $21,757 thousand for the nine months ended September 30, 2025 and 2024 respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $57,922 thousand and $284,128 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2025. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $49,707 thousand and $240,414 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2024.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$34,516,586	$—	$2,089,605	$5,226,712	$—	$41,832,903
Floating interest rate instruments	2.07	339,598	207,106	248,126	1,633,600	—	2,428,430
Fixed interest rate instruments	0.71	14,906	29,811	2,071,604	22,716,523	1,002,917	25,835,761

		$34,871,090	$236,917	$4,409,335	$29,576,835	$1,002,917	$70,097,094

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,839,145	$5,502,996	$1,804,189	$155,700	$11,302,030

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$42,220,071	$—	$2,499,932	$5,310,453	$—	$50,030,456
Floating interest rate instruments	2.08	103,653	5,794	79,384	1,691,150	—	1,879,981
Fixed interest rate instruments	0.54	78,746	45,166	8,968,938	17,248,299	4,719,401	31,060,550

		$42,402,470	$50,960	$11,548,254	$24,249,902	$4,719,401	$82,970,987

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,586,029	$5,255,191	$2,142,230	$164,061	$11,147,511

September 30, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,278,644	$—	$1,946,960	$5,114,595	$—	$39,340,199
Floating interest rate instruments	2.08	3,922	6,807	393,121	1,665,920	—	2,069,770
Fixed interest rate instruments	0.54	13,744	92,277	8,957,470	17,271,172	4,726,108	31,060,771

		$32,296,310	$99,084	$11,297,551	$24,051,687	$4,726,108	$72,470,740

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,561,370	$5,148,440	$2,329,210	$205,368	$11,244,388

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2025
Gross settled
Forward exchange contracts
Inflow	$177,923	$303,819	$—	$—	$481,742
Outflow	176,509	297,544	—	—	474,053

	$1,414	$6,275	$—	$—	$7,689

December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$46,142	$350,466	$—	$—	$396,608
Outflow	45,879	351,213	—	—	397,092

	$263	$(747)	$—	$—	$(484)

September 30, 2024
Gross settled
Forward exchange contracts
Inflow	$70,989	$211,462	$—	$—	$282,451
Outflow	71,940	212,188	—	—	284,128

	$(951)	$(726)	$—	$—	$(1,677)

2) Financing facilities

	September 30, 2025	December 31, 2024	September 30, 2024
Unsecured bank loan facilities
Amount used	$755,000	$250,000	$430,000
Amount unused	25,986,772	56,438,486	56,858,684

	$26,741,772	$56,688,486	$57,288,684

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	15,000	15,000	15,000

	$1,615,000	$1,615,000	$1,615,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate

So-net Entertainment Taiwan Limited	Associate

KKBOX Taiwan Co., Ltd.	Associate

KingwayTek Technology Co., Ltd.	Associate

Taiwan International Ports Logistics Corporation	Associate

Senao Networks, Inc.	Associate

EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI

EnRack Technology Inc.	Subsidiary of the Company’s associate, SNI

Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI

ST-2 Satellite Ventures Pte., Ltd.	Associate

CHT Infinity Singapore Pte., Ltd.	Associate

Viettel-CHT Co., Ltd.	Associate

PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG

Click Force Co., Ltd.	Associate

Chunghwa PChome Fund I Co., Ltd.	Associate

Cornerstone Ventures Co., Ltd.	Associate

Next Commercial Bank Co., Ltd.	Associate

WiAdvance Technology Corporation	Associate

AgriTalk Technology Inc.	Associate

Imedtac Co., Ltd.	Associate

Baohwa Trust Co., Ltd.	Associate

Porrima Inc.	Associate

Taiwania Hive Technology Fund L.P.	Associate

Chunghwa Sochamp Technology Inc.	Associate

Gather Works Co., Ltd.	Associate

Chunghwa SEA Holdings	Joint venture

Other related parties

Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Ba Gua Liao Foundation	Substantial related party of SENAO

Cih Yue Charity Foundation	Substantial related party of SENAO

Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO

E-Life Mall Co., Ltd.	Substantial related party of SENAO

Engenius Technologies Co., Ltd.	Substantial related party of SENAO

Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO

Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO

All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO

Yu Yu Investment Co., Ltd.	Substantial related party of SENAO

Kangsin Co., Ltd.	Substantial related party of SENAO

United Daily News Co., Ltd.	Investor of significant influence over SFD

Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Associates	$77,334	$146,505	$244,513	$301,586
Others	41,223	17,336	129,645	38,918

	$118,557	$163,841	$374,158	$340,504

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Associates	$226,461	$225,305	$623,966	$599,047
Others	7,032	5,827	81,290	76,883

	$233,493	$231,132	$705,256	$675,930

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Associates	$12,386	$10,319	$33,364	$29,905
Others	508	(9)	1,402	433

	$12,894	$10,310	$34,766	$30,338

3)	Receivables

	September 30, 2025	December 31, 2024	September 30, 2024
Associates	$219,496	$183,753	$174,358
Others	14,589	9,251	7,727

	$234,085	$193,004	$182,085

4)	Payables

	September 30, 2025	December 31, 2024	September 30, 2024
Associates	$109,396	$476,069	$192,322
Others	11,849	4,332	4,148

	$121,245	$480,401	$196,470

5)	Customers’ deposits

	September 30, 2025	December 31, 2024	September 30, 2024
Associates	$2,299	$3,557	$26,183

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Associates	$7,999	$—	$12,987	$63

7)	Acquisition of intangible assets

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Associates	$—	$—	$—	$429

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Lease liabilities—current	$234,831	$204,393	$209,391
Lease liabilities—noncurrent	1,251,262	1,463,029	1,549,439

	$1,486,093	$1,667,422	$1,758,830

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2025 were $1,591 thousand and $5,055 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2024 were $1,870 thousand and $5,654 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024
Bank deposits and other financial assets	$3,141,675	$2,708,878	$1,635,069

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and nine months ended September 30, 2025 were $11,445 thousand and $37,932 thousand, respectively. The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and nine months ended September 30, 2024 were $4,534 thousand and $12,640 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Short-term employee benefits	$111,240	$82,552	$319,463	$267,025
Post-employment benefits	2,413	3,404	7,222	6,808
Share-based payment	110	295	413	929

	$113,763	$86,251	$327,098	$274,762

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	September 30, 2025	December 31, 2024	September 30, 2024
Property, plant and equipment	$2,417,185	$2,439,320	$2,446,699
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets—others)	1,286,768	1,189,118	1,116,193

	$5,702,686	$5,627,171	$5,561,625

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2025 were as follows:

a.	Acquisitions of property, plant and equipment of $13,856,471 thousand.

b.	Acquisitions of telecommunications-related inventory of $15,243,166 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand; as of September 30, 2025, Chunghwa had paid the amount of EUR 111,510 thousand. Chunghwa signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115,000 thousand; as of September 30, 2025, Chunghwa had paid the amount of USD 17,080 thousand. The aforementioned amounts are classified as prepayments—noncurrent.

g.	The Company has signed the house and land presale contracts amounting to $7,691,358 thousand and has received $1,226,571 thousand in accordance with the contracts (classified as contract liabilities).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

41.	SIGNIFICANT SUBSEQUENT EVENTS

None to report.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$95,033	30.45	$2,893,292
EUR	634	35.77	22,692
SGD	49,621	23.61	1,171,546
RMB	15,253	4.271	65,148
Non-monetary items
Investments accounted for using equity method
USD	7,866	30.45	239,488
SGD	18,843	23.61	444,886
VND	532,741,049	0.0011	607,325
Liabilities denominated in foreign currencies
Monetary items
USD	36,322	30.45	1,105,812
EUR	23,666	35.77	846,532
SGD	65,698	23.61	1,551,133
RMB	9,763	4.271	41,696

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$90,344	32.79	$2,961,914
EUR	1,663	34.14	56,783
SGD	44,547	24.13	1,074,925
RMB	39,339	4.478	176,160
			(Continued	)

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Investments accounted for using equity method
USD	$8,424	32.79	$276,180
SGD	12,991	24.13	313,467
VND	451,398,010	0.0013	573,275
Liabilities denominated in foreign currencies
Monetary items
USD	37,087	32.79	1,215,887
EUR	30,433	34.14	1,038,994
SGD	72,054	24.13	1,738,668
RMB	9,244	4.478	41,394
			(Concluded	)

	September 30, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$59,033	31.65	$1,868,410
EUR	687	35.38	24,291
SGD	43,762	24.72	1,081,791
RMB	45,979	4.523	207,964
Non-monetary items
Investments accounted for using equity method
USD	8,905	31.65	281,855
SGD	17,147	24.72	423,874
VND	431,182,269	0.0013	547,601
Liabilities denominated in foreign currencies
Monetary items
USD	27,146	31.65	859,183
EUR	25,765	35.38	911,549
SGD	74,114	24.72	1,832,091
RMB	8,882	4.523	40,175

The unrealized foreign currency exchange losses were $61,156 thousand and $21,282 thousand for the three months ended September 30, 2025 and 2024, respectively. The unrealized foreign currency exchange losses were $46,868 thousand and $30,111 thousand for the nine months ended September 30, 2025 and 2024, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and interests in joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Information on investments in Mainland China:

1)

The name of the investee in Mainland China, its main businesses and products, paid-in capital, method of investment, information on inflow or outflow of capital, ownership percentage, net income (loss) of the investee, share of profit (loss) of the investee, ending balance, amount received as dividends from the investee, and the limit on the amount of investment in Mainland China: Please see Table 6.

2)

Significant transactions with the investee in Mainland China occurring directly or indirectly through a third region, and the prices, terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: None.

h.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

44.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended September 30, 2025
Revenues
From external customers	$35,178,788	$18,906,181	$2,325,352	$1,514,016	$57,924,337
Intersegment revenues	576,452	270,099	236,258	97,024	1,179,833

Segment revenues	$35,755,240	$19,176,280	$2,561,610	$1,611,040	59,104,170

Intersegment elimination					(1,179,833)

Consolidated revenues					$57,924,337

Segment income before income tax	$8,010,869	$2,943,804	$497,424	$805,977	$12,258,074

Nine months ended September 30, 2025
Revenues
From external customers	$103,821,207	$55,220,153	$6,957,267	$4,464,515	$170,463,142
Intersegment revenues	1,818,535	743,280	719,298	288,069	3,569,182

Segment revenues	$105,639,742	$55,963,433	$7,676,565	$4,752,584	174,032,324

Intersegment elimination					(3,569,182)

Consolidated revenues					$170,463,142

Segment income before income tax	$24,235,582	$9,549,798	$1,653,632	$2,648,330	$38,087,342

Three months ended September 30, 2024
Revenues
From external customers	$34,429,900	$17,595,361	$2,370,996	$1,217,219	$55,613,476
Intersegment revenues	665,558	251,136	279,212	94,497	1,290,403

Segment revenues	$35,095,458	$17,846,497	$2,650,208	$1,311,716	56,903,879

Intersegment elimination					(1,290,403)

Consolidated revenues					$55,613,476

Segment income before income tax	$7,194,787	$3,103,432	$610,543	$580,340	$11,489,102

Nine months ended September 30, 2024
Revenues
From external customers	$102,651,208	$51,437,172	$7,423,160	$3,161,140	$164,672,680
Intersegment revenues	1,787,826	567,598	816,975	279,809	3,452,208

Segment revenues	$104,439,034	$52,004,770	$8,240,135	$3,440,949	168,124,888

Intersegment elimination					(3,452,208)

Consolidated revenues					$164,672,680

Segment income before income tax	$22,662,543	$9,666,918	$1,829,235	$1,664,871	$35,823,567

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Consumer Business
Mobile services	$14,762,242	$14,358,410	$43,858,999	$42,638,330
Fixed-line services	10,793,854	10,688,228	32,219,243	32,154,161
Sales	8,906,189	8,673,419	25,630,438	25,942,062
Others	716,503	709,843	2,112,527	1,916,655

	35,178,788	34,429,900	103,821,207	102,651,208

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Enterprise Business
Fixed-line services	$8,381,628	$8,427,314	$24,997,229	$25,248,393
ICT business	6,899,297	6,027,689	19,817,822	16,458,571
Mobile services	2,415,996	2,282,057	7,064,986	6,824,138
Others	1,209,260	858,301	3,340,116	2,906,070

	18,906,181	17,595,361	55,220,153	51,437,172

International Business
Fixed-line services	1,065,477	1,283,400	3,543,991	3,874,562
ICT business	1,097,633	966,180	2,954,874	2,876,895
Others	162,242	121,416	458,402	671,703

	2,325,352	2,370,996	6,957,267	7,423,160

Others
Sales	1,277,862	979,111	3,775,390	2,466,829
Others	236,154	238,108	689,125	694,311

	1,514,016	1,217,219	4,464,515	3,161,140

	$57,924,337	$55,613,476	$170,463,142	$164,672,680

(Concluded)

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$625,990	$300,000	$300,000	$300,000	$—	4.79	$3,129,950	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	625,990	200,000	200,000	200,000	—	3.19	3,129,950	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,452,757	12	$4,452,757	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	360,373	—	360,373	Note 4
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	237,642	2	237,642	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	106,392	—	106,392	Note 4
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	19,183	17	19,183	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,686	2	4,686	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	6,730	—	6,730	Note 4
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwan Smart Electricity & Energy Co., Ltd.	—	Financial assets at FVOCI	19,688	196,875	13	196,875	—
	Cornerstone Ventures Co., Ltd.	—	Financial assets at FVOCI	25	245	5	245	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL—noncurrent	555,600	421,969	—	421,969	Note 4
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL—noncurrent	20,000	178,978	9	178,978	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL—noncurrent	—	17,273	4	17,273	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL—noncurrent	—	345,361	10	345,361	—
	TRF 1 L.P.	—	Financial assets at FVTPL—noncurrent	—	122,175	10	122,175	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,023,316	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,191	9	10,191	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	18,267	—	18,267	Notes 2 and 4
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	37	6,390	10	6,390	—
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	59,916	1	59,916	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	36,633	11	36,633	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	24,015	7	24,015	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	25,947	9	25,947	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	14,187	—	14,187	Note 4

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	$—	7	$—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Navstar Electronics Co., Ltd.	—	Financial assets at FVTPL - noncurrent	3,000	30,000	—	30,000	Note 4
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	28,838	3	28,838	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	13,839	—	13,839	Note 4
	CyCraft Technology Corporation	—	Financial assets at FVOCI	912	102,133	3	102,133	—

Note 1:	Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3:	Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

Note 4:	Preferred stocks.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,855,035	2	30 days	$—	—	$492,881	2
			Purchase	944,629	1	30~90 days	—	—	(948,744)	(10)
	CHIEF Telecom Inc.	Subsidiary	Sales	391,463	—	30 days	—	—	67,202	—
			Purchase	101,930	—	30 days	—	—	(18,181)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	911,949	1	30 days	—	—	(377,756)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Sales	168,028	—	30~60 days	—	—	5,611	—
			Purchase	5,280,798	6	30~60 days	—	—	(1,192,367)	(12)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	139,527	—	30 days	—	—	59,488	—
			Purchase	375,717	—	90 days	—	—	(99,233)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	104,971	—	30~90 days	—	—	20,318	—
			Purchase	212,575	—	90 days	—	—	(70,794)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	138,160	—	30 days	—	—	(172,195)	(2)
	CHT Security Co., Ltd.	Subsidiary	Purchase	260,642	—	30 days	—	—	(7,906)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	522,208	1	30 days	—	—	(86,065)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	121,770	—	30 days	—	—	44,419	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	231,771	—	30~90 days	—	—	(8,051)	—
	WiAdvance Technology Corporation	Associate	Purchase	121,002	—	60 days	—	—	(43,662)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Purchase	228,067	1	30 days	—	—	(4,474)	—
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	105,877	4	30 days	—	—	10,913	3
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	119,621	3	90 days	—	—	48,596	7

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$662,988 (Note 2)	10.91	$—	—	$62,486	$—
Chunghwa Telecom Singapore Pte. Ltd.	Chunghwa Telecom Co., Ltd.	Subsidiary	172,195 (Note 2)	8.26	—	—	156,900	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,117,866 (Note 2)	8.57	—	—	172,340	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	377,756 (Note 2)	4.18	—	—	184,745	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,213,997 (Note 2)	5.11	—	—	166,315	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,697,091	$274,122	$71,429	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,829,046	16,827	9,796	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	928,800	70,183	70,183	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,365,181	164,558	164,563	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	696,216	21,150	41,123	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,319,791	912,733	520,481	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,334,638	233,234	207,727	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	174,171	(1,109)	(1,109)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	646,938	279,514	284,108	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	190,551	2,383	487	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	77,104	8,973	8,973	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	857,362	64,333	64,333	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	57	1,054,424	317,140	216,370	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	151,170	3,784	3,784	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	160,232	22,109	12,390	Subsidiary (Note 5)
	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	70	202,109	39,520	27,613	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	80,592	13,163	7,631	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	338,538	73,080	64,897	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	507,363	507,363	36,205	50	631,062	63,125	31,053	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	31,314	(7,737)	(7,887)	Subsidiary (Note 5)
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	112,786	(9,296)	(9,296)	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	607,325	307,651	92,295	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$379,949	$292,653	$123,521	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	128,797	(74,815)	(22,445)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	145,224	(159,906)	(47,972)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	256,721	49,951	11,593	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	125,855	120,056	32,019	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	248,538	(8,175)	(4,087)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	—	4,900	—	—	—	(1)	—	Associate (Note 6)
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,680,266	(642,285)	(292,487)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,083	(329)	(168)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	267,098	(13,776)	(6,341)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	40	239,488	(36,206)	(14,710)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	(11,414)	—	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	2,009,391	287,831	95,434	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	154,162	(1,097)	(7,236)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,740	100	148,004	5,286	5,283	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	132,225	25,348	25,348	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,491	45	45	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	43,597	3,798	3,798	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	444,886	364,865	139,124	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	54,216	3,480	1,392	Associate
	Chunghwa Telecom Malaysia SDN. BHD.	Malaysia	International private leased circuit, IP VPN service, and ICT services	—	—	—	100	—	—	—	Subsidiary (Note 5)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,902,809	712,385	243,984	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	112,391	912,733	26,762	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,008	274,122	1,063	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	22,710	(12,983)	(3,544)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	$91,381	$91,381	1,828	10	$54,501	$(15,521)	$(2,311)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	80,000	8,000	10	73,334	(42,997)	(4,299)	Associate
	Gather Works Co., Ltd.	Taiwan	Film and drama IP development, copyright management and copyright sales	14,400	—	1,440	48	13,036	(2,842)	(1,364)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	107,034	5,204	5,231	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,264	82	82	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	127,840	(27,990)	(21,845)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	25,856	(11,418)	(9,976)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	19,582	(21,226)	(11,515)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	174,171	(1,109)	(1,109)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,428	(5)	(21)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	5,029	100	56,124	3,524	3,524	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	2,450	49	46,731	(8,927)	(4,280)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	60,980	(1,133)	(1,133)	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	16,364	17,591	4,397	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2025	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2025	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2025	Accumulated Inward Remittance of Earnings as of September 30, 2025	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	639	100	639	9,354	—	Notes 8 and 9
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(28,703)	100	(28,703)	120,820	—	Notes 8 and 9
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	4,374	49	2,143	7,523	10,194	Note 9

Investee	Accumulated Investment in Mainland China as of September 30, 2025	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$234,257,923
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	5,092,315
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,305,519

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2025	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$492,881	—	—
					Accrued custodial receipts	170,107	—	—
					Accounts payable	948,744	—	—
					Amounts collected for others	169,122	—	—
					Revenues	2,855,035	—	2
					Operating costs and expenses	944,629	—	1
			CHIEF Telecom Inc.	a	Revenues	391,463	—	—
					Operating costs and expenses	101,930	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	377,756	—	—
					Operating costs and expenses	911,949	—	1
			Honghwa International Co., Ltd.	a	Accounts payable	1,192,367	—	—
					Revenues	168,028	—	—
					Operating costs and expenses	5,280,798	—	3
			Donghwa Telecom Co., Ltd.	a	Revenues	139,527	—	—
					Operating costs and expenses	375,717	—	—
			Chunghwa Telecom Global Inc.	a	Revenues	104,971	—	—
					Operating costs and expenses	212,575	—	—
			CHT Security Co., Ltd.	a	Operating costs and expenses	260,642	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	522,208	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	172,195	—	—
					Operating costs and expenses	138,160	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Revenues	121,770	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2025, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2025.

Note 5:	The amount was eliminated upon consolidation.